FORM 3                                    U.S. SECURITIES AND EXCHANGE COMMISSION                               OMB APPROVAL
                                                  Washington, D.C. 20549                                  OMB Number 3235-0104
                                                                                                          Expires: December 31, 2005
                                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                Estimated average burden
                                                                                                          hours per response....0.5
                                 Filed pursuant to Section 16(a) of the Securities Exchange
                                     Act of 1934, Section 17(a) of the Public Utility
                                   Holding Company Act of 1935 or Section 30(f) of the
                                             Investment Company Act of 1940




(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address              2. Date of Event          4. Issuer Name and Ticker or Trading Symbol   6. If Amendment,
   of Reporting Person              Requiring Statement                                                     Date of Original
                                    (Month/Day/Year)                                                        (Month/Day/Year)

Overhill Corporation                  10/08/02               OVERHILL FARMS, INC.    OFI(1)
------------------------------------------------------------------------------------------------------------------------------------
(Last)     (First)     (Middle)  3. I.R.S.                 5. Relationship of Reporting Person(s)        7. Individual or Joint /
                                    Identification            to Issuer                                     Group Filing (Check
                                    Number of                 (Check all applicable)                        applicable line)
4800 BROADWAY, SUITE A              Reporting Person
--------------------------------    (voluntary)                   Director     X  10% Owner                 X  Form filed by One
   (Street                                                    ---             ---                          --- Reporting Person
ADDISON    TX            75001      --------------------          Officer         Other
--------------------------------                              --- (give title --- (specify                     Form filed by More
(City)   (State)        (Zip)                                     below)          below)                   --- than One Reporting
                                                                                                               Person
                                                              ----------------------------

                                         Table I-- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.   Amount of Securities            3.   Ownership Form:       4. Nature of Indirect Beneficial
     (Instr. 4)                          Beneficially Owned                   Direct (D)               Ownership (Instr. 5)
                                         (Instr. 4)                           or Indirect (I)
                                                                              (Instr. 5)

COMMON STOCK                             9,307,7500(2)                        D(2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5 (b)(v).


                                                                                                                              Page 1


FORM 3 (continued)

   Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.   Title of       2.  Date Exer-               3.  Title and Amount of               4. Conver-    5.  Ownership     6. Nature of
     Derivative         cisable and                  Securities Underlying                sion or        Form of          Indirect
     Security           Expiration                   Derivative Security                  Exercise of    Derivative       Beneficial
     (Instr. 4)         Date                         (Instr. 4)                           Derivative     Security:        Ownership
                        (Month/Day/                                                       Security       Direct (D) or    (Instr. 5)
                          Year)                                                                          Indirect (I)
                                                                                                         (Instr. 5)
                    ----------------------------------------------------------------------------------------------------------------
                      Date          Expiration             Title          Amount or
                    Exercisable        Date                               Number of
                                                                          Shares

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)  Proposed ticker symbol reserved with the American Stock Exchange.

(2) Shares of common stock of Overhill Farms, Inc. expected to be distributed by the reporting person in the spin-off transaction described in the Registration Statement on Form 10 of the issuer. In the spin-off, the reporting person will distribute to its stockholders one share of common stock of the issuer for every two shares of common stock of Overhill
     Corporation that the stockholders owned on September 30, 2002. The reporting person has not yet distributed the shares of common stock of the issuer as of the date of this Form 3.


** Intentional misstatements of facts constitute Federal Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                   OVERHILL CORPORATION

                                                                                   By:  /s/ William E. Shatley         10/23/02
                                                                                      -----------------------------  --------------
Note:  File three copies of this Form, one of which must be manually signed.       **Signature of reporting person      Date
       If space provided is insufficient, see Instruction 6 for procedure.             Senior Vice President

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                                                            Page 2